UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR
PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: June 30, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-20322
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
Starbucks Corporation
Employee Stock Purchase Plan — 1995
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
STARBUCKS CORPORATION
2401 Utah Avenue South
Seattle, Washington 98134
(206) 447-1575
(Issuer’s Telephone Number, Including Area Code)

CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS

STATEMENTS OF FINANCIAL CONDITION AS OF JUNE 30, 2008 AND 2007	4

STATEMENTS OF INCOME AND EQUITY AS OF JUNE 30, 2008, 2007 AND 2006	5

NOTES TO FINANCIAL STATEMENTS	6

SIGNATURE	9

EXHIBIT INDEX	10
EXHIBITS
CONSENT
EXHIBIT 23

Report of Independent Registered Public Accounting Firm
Plan Administrator
Starbucks Corporation
Employee Stock Purchase Plan — 1995
Seattle, Washington
We have audited the accompanying statements of financial condition of the Starbucks Corporation Employee Stock Purchase Plan — 1995 (the Plan) as of June 30, 2008 and 2007, and the related statements of income and equity for each of the three years in the period ended June 30, 2008. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial condition of the Starbucks Corporation Employee Stock Purchase Plan — 1995 as of June 30, 2008 and 2007, and the related statements of income and equity for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America.
/s/ Grant Thornton LLP
Seattle, Washington
September 11, 2008

Starbucks Corporation
Employee Stock Purchase Plan — 1995
STATEMENTS OF FINANCIAL CONDITION
June 30,

	2008	2007
ASSETS
Cash	$141,913	$258,814

TOTAL	$141,913	$258,814

LIABILITIES
Deferred participant contributions	$141,913	$258,814

EQUITY	—	—

TOTAL	$141,913	$258,814

The accompanying notes are an integral part of these financial statements.

Starbucks Corporation
Employee Stock Purchase Plan — 1995
STATEMENTS OF INCOME AND EQUITY
Years ended June 30,

	2008	2007	2006
INCOME
Employee contributions, net of decrease in amounts deferred of $116,901, $88,696 and $61,102 respectively	$43,904,533	$45,923,749	$38,787,813

EXPENSE
Cost of shares purchased	43,904,533	45,923,749	38,787,813

NET INCOME	—	—	—

EQUITY
Beginning of year	—	—	—

End of year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

Starbucks Corporation
Employee Stock Purchase Plan — 1995
NOTES TO FINANCIAL STATEMENTS
June 30, 2008 and 2007
NOTE A — PLAN DESCRIPTION
The following description of the Starbucks Corporation Employee Stock Purchase Plan — 1995 (the Plan) provides only general information. Participants should refer to the Plan prospectus for a more complete description of the Plan’s provisions.
1.	General
The Plan Administrator believes the Plan meets the qualification standards of Section 423 and 421 of the Internal Revenue Code of 1986, as amended (“IRC”). The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.
The Plan generally covers all regular employees of Starbucks Corporation (the Company) who have been employed for at least 90 consecutive days and have been paid an average of approximately 20 hours or more per week during the three months preceding the quarterly offering.
On September 19, 2006, the Compensation and Management Development Committee of the Company’s Board of Directors approved a technical amendment to the Plan effective October 1, 2006 to make appropriate adjustments mandatory to the number, kind, and the price of shares in the event of changes in capitalization such as a stock split.
2.	Contributions
Participants may make contributions in whole percent increments to the Plan through after tax payroll deductions (not exceeding 10% of their base pay) for the purpose of purchasing the Company’s common stock. The Plan commenced on July 1, 1995, and participants may purchase shares on each subsequent September 30, December 31, March 31, and June 30, until such time as the Plan is terminated (see Termination of the Plan). A maximum of 32,000,000 shares will be offered under the Plan.

Starbucks Corporation
Employee Stock Purchase Plan — 1995
NOTES TO FINANCIAL STATEMENTS
June 30, 2008 and 2007
NOTE A — PLAN DESCRIPTION — Continued
3.	Purchases and withdrawals
Participants may elect to purchase shares of Starbucks Corporation common stock from the Company at a price equal to 85% of the lesser of the fair market value on the first or last business day of each three-month period ending September 30, December 31, March 31, or June 30. If a participant elects to withdraw from the Plan, or exceeds the $25,000 limit (see Limitations), the Company refunds the participant for amounts withheld but not yet used to purchase shares. The Plan purchased 2,662,856 shares during the year ended June 30, 2008 at prices ranging from $13.38 to $32.10. The Plan purchased 1,751,161 shares during the year ended June 30, 2007 at prices ranging from $22.30 to $32.10; and 1,566,541 shares during the year ended June 30, 2006 at prices ranging from $21.29 to $32.10. The Plan has purchased a total of 20,334,342 shares since the beginning of the Plan, leaving 11,665,658 shares reserved for future issue.
4.	Assets
Assets are comprised of cash in participant accounts that were less than the amount necessary to purchase a full share, and cash contributed to the Plan greater than the cost of the maximum number of shares allowed to be purchased in any one calendar year (see Limitations). Fractional share amounts are deferred and are carried over to the next period.
5.	Limitations
No employee shall be permitted to subscribe for any shares under the Plan if such employee would then own shares representing 5% or more of the total combined voting power or value of all classes of shares of the Company. Additionally, no participant may purchase shares under the Plan with an aggregate fair market value (determined at the time such right to subscribe is granted) in excess of $25,000 in any one calendar year. Amounts in excess of $25,000 are refunded to the participant.
6.	Termination of the Plan
Upon termination of the Plan, the Company shall refund to each participant the balance of each participant’s account. The Plan shall terminate at the earliest of the following:
•	The date of the filing of a Statement of Intent to Dissolve by the Company or the effective date of a merger or consolidation where the Company is not to be the surviving corporation, which merger or consolidation is not between or among corporations related to the Company. In such event, the Company may permit a participating employee to carry out the right to purchase to the extent that employee payroll deductions have accumulated;

•	The date the Board acts to terminate the Plan;

•	The date when all shares reserved under the Plan have been purchased.

Starbucks Corporation
Employee Stock Purchase Plan — 1995
NOTES TO FINANCIAL STATEMENTS
June 30, 2008 and 2007
NOTE A — PLAN DESCRIPTION — Continued
7.	Plan administration
All expenses for administration of the Plan are paid directly by the Company and are not reflected in the accompanying statements.
8.	Plan accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
9.	Use of estimates
In preparing financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP), management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of income and expense during the reporting period. Actual results could differ from those estimates.
10.	Tax status
The plan intends to operate under Section 423 and 421 of the IRC. In the opinion of the Plan Administrator, the Plan is currently operating in compliance with the applicable requirements of the IRC. During the years ended June 30, 2008, 2007, and 2006 there was no tax effect on the Plan, because there was no income. Participants are required to hold shares for a holding period that is the later of (a) the two-year period after the Commencement Date (as defined in the Plan) or (b) the one-year period after transfer to a participant of any shares under the Plan.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
STARBUCKS CORPORATION EMPLOYEE STOCK PURCHASE PLAN — 1995

By:	/s/ Peter J. Bocian	Date: September 17, 2008
Peter J. Bocian
executive vice president, chief financial officer and chief administrative officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Grant Thornton LLP